EXHIBIT 99.1

B Communications Ltd. Expects to Receive Approximately NIS 391 Million in Dividends from Bezeq in October 2014

Ramat-Gan, Israel, September 4, 2014 - B Communications Ltd. (Nasdaq and TASE: BCOM) (“B Communications”) announced today that on September 3, 2014 shareholders at the General Meeting of its controlled subsidiary, Bezeq - The Israel Telecommunications Corp., Ltd. ("Bezeq"), approved the payment of a dividend of NIS 1,267 million to Bezeq's shareholders. The dividend, which is based on Bezeq’s dividend distribution policy, is expected to be paid on October 2, 2014. B Communications expects to receive approximately NIS 391 million (approximately US$ 109 million at current exchange rates) from this distribution.